ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.448 /[redacted]

Finance Department
Tel. 0-2537-4509

05012652

November 9 , 2005

RECEIVED
2005 NOV 17 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on November 9, 2005. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,274,660,500.00 (Three thousand two hundred and seventy four million, six hundred and sixty thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 654,932,100 (Six hundred and fifty four million, nine hundred and thirty two thousand and one hundred shares), which are categorized as follows:

Ordinary Shares :	654,932,100	(Six hundred and fifty four million, nine hundred and thirty two thousand and one hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 14 NOVEMBER 2005 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and nine months ended 30 September 2005 in Thailand on 14 November 2005. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and nine months ended 30 September 2005 in Thailand on 14 November 2005. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2005

	Three months ended 30 September		Nine months ended 30 September	
	2005	**2004**	**2005**	**2004**
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	238,336	249,625	735,613	720,036
Food and beverage	162,331	165,186	535,685	497,859
Others	38,969	33,013	118,928	85,396
Total revenues from hotel operations	439,636	447,824	1,390,226	1,303,291
Cost of sales and services	(130,825)	(133,051)	(409,093)	(397,147)
Gross profit	308,811	314,773	981,133	906,144
Selling and administrative expenses	(107,845)	(105,162)	(330,031)	(307,536)
Earnings from the sale of goods and the rendering of services	200,966	209,611	651,102	598,608
Other incomes				
Gain on disposal of fixed assets	181	176	1,445	1,284
Other income	7,165	14,817	32,348	27,994
Other expenses				
Depreciation	(76,938)	(74,323)	(226,413)	(201,432)
Others	–	–	–	(7,613)
Directors' remuneration	(915)	(915)	(2,745)	(2,745)
EARNINGS FROM OPERATIONS	130,459	149,366	455,737	416,096
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(11,202)	(10,377)	(30,867)	(27,482)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	119,257	138,989	424,870	388,614
INTEREST EXPENSES	–	(400)	–	(2,369)
CORPORATE INCOME TAX	(41,181)	(40,958)	(116,182)	(104,913)
NET EARNINGS FOR THE PERIOD	78,076	97,631	308,688	281,332
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.60	0.75	2.37	2.16

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 14 November 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*